Valassis Communications, Inc.
19975 Victor Parkway
Livonia, MI 48152

September 14, 2012
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Larry Spirgel

RE: Valassis Communications, Inc. (the “Company,” “we” or “our”)
Form 10-K for the Fiscal Year Ended December 31, 2011 as Amended
Filed February 27, 2012
Form 8-K filed July 26, 2012 (the “Form 8-K”)
File No. 1-10991

Dear Mr. Spirgel:

Set forth below is our response to the comment contained in the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission, dated September 13, 2012, with respect to the Form 8-K.  For your convenience, we have reprinted the Staff’s comment in italics below immediately prior to our response.

Form 8-K filed July 26, 2012
Exhibit 99.1 pages 4-5

1.
We  note your response to comment one from our letter dated August 23, 2012.  As we stated previously in that comment letter, you may only exclude from a non-GAAP profitability performance measure, an amount that is included in the most directly comparable profitability measure calculated and presented in accordance with GAAP.  If you continue to include “modified EPS” in future filings, your adjustments for total depreciation and stock-based compensation, as reported in your financial statements, should be presented net of tax.  Please revise or advise.

The Company acknowledges the Staff’s comment and will comply in future filings.

If you have any questions concerning the above response, please do not hesitate to contact either the undersigned at (734) 591-4900 or Linda Schalek at (734) 591-4976.

Sincerely,

/s/ Robert L. Recchia
Name:  Robert L. Recchia
Title:    Executive Vice President and Chief Financial Officer
cc:          Kathryn Jacobson
Robert S. Littlepage
Ajay Koduri